UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  ☒    Form 20-F  ☐    Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Corporate Presentation

On January 9, 2024, DoubleDown Interactive Co., Ltd. (the “Company”) updated its investor presentation (the “Corporate Presentation”), which is available on the Company’s website and furnished as Exhibit 99.1 attached hereto. The Company will present at the iAccess Alpha Virtual MicroCap Conference on January 9, 2024 using the Corporate Presentation.

A copy of the Corporate Presentation furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Corporate Presentation of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: January 9, 2024	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer